MTech Acquisition Holdings Inc.

10124 Foxhurst Court

Orlando, Florida 32836

May 14, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Edwin Kim and Jan Woo

Re:	MTech Acquisition Holdings Inc.
Registration Statement on Form S-4 (File No. 333-228220)
Acceleration Request

Dear Mr. Kim and Ms. Woo:

Pursuant to Rule 461 of the rules and regulations promulgated under the under the Securities Act of 1933, as amended, MTech Acquisition Holdings Inc. hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Standard Time on May 14, 2019, or as soon as practicable thereafter.

Very truly yours,

/s/ Scott Sozio
Name: Scott Sozio
Title: Chief Executive Officer